                                                                    August 18, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn:  Mr. Paul Monsour, Staff Accountant

RE:   Chancellor Group, Inc.
          Form 10-K for Fiscal Year ended December 31, 2009
          Form 10-Q for Fiscal Quarters ended March 30 and June 30, 2010
          Filed March 30, 2010
          File No. 000-30219

          Chancellor Group, Inc. (the "Company") writes with regard to the comment letter of the Staff of the Securities and Exchange Commission, dated August 12, 2010, concerning the Company's Form 10-K for the fiscal year ended December 31, 2009 and the Company's Form 10-Q for the fiscal quarters ended March 30 and June 30, 2010.  Pursuant to a telephone conversation between Maxwell Grant, Chief Executive Officer of the Company, and the Staff, the Company hereby requests an extension of the time period in which the Company must respond to the Staff's comment letter, such an extension to require the Company to respond to the Staff's comment letter by September 13, 2010.

          Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing request, please do not hesitate to contact the undersigned at (806) 688-9697 or F. Richard Bernasek, Esq. of Kelly Hart & Hallman LLP, counsel to the Company, at (817) 878-3509.

                                                                    Very truly yours,

                                                                    /s/ Maxwell Grant
                                                                    Chief Executive Officer